Exhibit 99.1

Draganfly Selected as Preferred Partner to DEF-C Ukraine Government Military Service Provider

Draganfly’s to provide systems and solutions in reconnaissance, delivery, and landmine detection, amongst other solutions.

Los Angeles, CA. November 17, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce DEF-C, a Ukrainian company involved in the civil and defense sectors, has selected Draganfly as an exclusive provider of drones and related services.

DEF-C is a Ukrainian company of the Intecracy Group consortium, which has been involved in projects in the creation and use of unmanned aerial vehicles and solutions in the civil and defense sectors for the past decade, providing a broad range of products and services.

Draganfly will provide comprehensive equipment and solutions for emergency response, security, defense, and infrastructure, in addition to mapping, support, and public services. Draganfly’s platforms can adapt to air and ground situations providing a range of solutions that solve integral issues.

“DEF-C is a trusted provider to multiple Ukraine agencies. The integration of Draganfly’s solutions into our multiple civil and military projects has been well received, and we look forward to expanding this strategic partnership,” said Yuri Syvytsky, Lead Director of DEF-C.

“The partnership between Draganfly and DEF-C will enable us to continue to provide equipment and solutions to the people of Ukraine,” said Cameron Chell, President, and CEO of Draganfly. “The selection of Draganfly by DEF-C is a testament to the strength of our technology and our team’s ability to provide turnkey solutions that meet the specific needs of our customer base.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the expansion of the partnership between DEF-C and Draganfly. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.